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Exhibit (a)(13)

BALDOR PROFIT SHARING AND SAVINGS PLAN
ABB's OFFER TO PURCHASE BALDOR STOCK
— FROM THE BENEFITS DEPARTMENT —

        On November 29, 2010 Baldor and ABB entered into an Agreement and Plan of Merger. This agreement affects Baldor Stock held in the Baldor Profit Sharing and Savings Plan (Plan). This is the first of several notices that address this subject. The information is based on the latest information we have and may change. Please pay attention to future notices.

        ABB will commence a tender offer for all of the shares of Baldor Stock at a price per share equal to 63.50 by filing a tender offer statement, offer to purchase, letter of transmittal and certain related documents (collectively, the tender offer materials) with the Securities and Exchange Commission (SEC). Merrill Lynch will be mailing the tender offer materials to all participants of the Baldor Profit Sharing and Savings Plan. The tender offer materials provided by Merrill Lynch pertain only to your shares of Baldor Stock held within the Profit Sharing and Savings Plan. If you have other shares of Baldor Stock or stock options, you will receive a separate set of tender offer materials pertaining to those shares.

Do I have to tender my Baldor Shares held in the Plan?

  No. Whether to direct the Plan trustee to tender the shares allocated to your account is your decision. You can choose to tender none, some, or all of your shares.

How do I accept the Offer to sell my Baldor Stock held in the Profit Sharing and Savings Plan?

  You will be provided additional information after the tender offer materials have been filed by ABB and a solicitation/recommendation statement has been filed by Baldor, in each case with the SEC. Before deciding whether to tender some or all of your shares, we urge you to read the tender offer materials and the solicitation/recommendation statement, which will be mailed to you by Merrill Lynch and will also be available at the SEC's website (www.sec.gov). There is nothing you need to do prior to the date of the Offer.

If I tender my Baldor Shares in the Plan, does it affect any other Baldor Stock or Options?

  Tendering your Baldor Stock through Merrill Lynch affects only shares allocated to your account in the Profit Sharing and Savings Plan on the date you tender those shares. It does not affect any additional shares you purchase in the Plan nor does it affect any other Baldor Shares and/or Options you hold outside the Plan.

If I tender my Baldor Shares, can I still make and request transactions in the Plan?

  Yes. Whether or not you choose to tender your shares, you can still make investment transfers, loans, withdrawals, etc. It is important to note that your Baldor Shares will be frozen from the date they are tendered to the date the money actually goes into your account. Therefore, if you request an investment transfer, loan, withdrawal, etc., your tendered Baldor Shares will not be included in that transaction. To include them in the transaction, you would need to withdraw the tender of the shares you wish to include in the transaction.

If I tender my shares, can I change my mind?

  Yes. Details regarding how you can withdraw Baldor Shares previously tendered will be provided in the tender offer materials.

Can I still invest in the Baldor Stock Fund in the Plan?

  Yes. You can continue to contribute to, make loan payments, and transfer funds into the Baldor Stock fund. You can also transfer out of the fund any shares that you have not tendered. Transactions will be processed as normal and will be subject to market prices and brokerage fees, as applicable. Should you decide to tender your shares, you should review your current investment elections for contributions into the Plan.

Will I still get the dividend in the Baldor Stock Fund?

  The "Offer to Purchase" does not affect the payment of the dividend. If you hold Baldor Shares in the Plan on December 17 (the record date for the dividends), you will get the dividend for those shares whether or not they have been tendered. If you sell or transfer out your shares before that date, you will not get the dividend.

If the Offer and Merger are consummated, what happens?

  •
  Participants tendering their shares should receive the money into their accounts promptly after the Offer period, and any extensions thereof, expire. Participants not tendering their shares will receive the money into their accounts shortly after the Merger is finalized. Please refer to the tender offer materials for details regarding how to tender your shares.

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  Participants will receive the Offer price ($63.50) per share of stock. If ABB increases their offer price, participants will receive the higher price. The entire amount will be transferred into your account. Income from this transfer will only be taxable when withdrawn from your account, not when it is deposited into your account (no different than other income you earn in the plan). Additionally, no brokerage fees will be charged on this transfer.

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  The money transferred in exchange for the Baldor Shares contained in your plan account will go into your account and be invested in a money market fund. Specific details about the fund will be available at a later date. The money market fund will be available until February 28, 2011. This will give you time to decide when and how you want to invest this money before requesting an investment transfer. If you have a balance in the money market fund on February 28, 2011, it will automatically transfer to the American Balanced Fund, which is the qualified default investment account for the Plan. The money market fund is a temporary investment for the Plan, which is specifically for "holding" the proceeds from your Baldor Stock until you have made an investment decision. You cannot transfer into or contribute other funds into the money market fund.

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  On the date the Offer expires, the Baldor Stock Fund will no longer be available for investment and the following will occur:

  •
  The Baldor Stock Fund will be frozen. You will not be able to execute any transactions that involve the Baldor Stock Fund until the cash is received into your account. This is known as a "blackout period." The information you receive from Merrill Lynch will explain this in more detail.

  •
  If your current investment election includes the Baldor Stock Fund, the percentage you elected to go into the Baldor Stock Fund will be added/directed to the American Balanced Fund, the Plan's qualified default investment account.

What happens if I purchase more shares of Baldor Stock after I accept the tender offer?

  Any shares purchased in your account after you have chosen to tender, including those purchased with the proceeds of a dividend, will not be considered tendered. If you wish to tender additional shares purchased, you should follow the procedures set forth in the tender offer materials.

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  Exhibit (a)(13)
BALDOR PROFIT SHARING AND SAVINGS PLAN ABB's OFFER TO PURCHASE BALDOR STOCK — FROM THE BENEFITS DEPARTMENT —